VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission	March 28, 2007
100 F Street NE
Washington, D.C. 20549

Attn:  Barbara C. Jacobs and Hugh Fuller

RE:	Innovative Solutions and Support, Inc.
Amendment No. 1 to the Registration Statement on Form S-3
File No. 333-140018

Ladies and Gentlemen:

Innovative Solutions and Support, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (Registration No. 333-140018).  On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated February 1, 2007 from Ms. Barbara C. Jacobs to Mr. Geoffrey S. M. Hedrick.  For your convenience, the comments are included in this letter and are followed by the applicable response.

Form S-3
Selling Shareholders, page 7

1.                                      Please disclose the details of any transactions within the past three years where the selling shareholders acquired the shares or the rights to the shares that they are seeking to register.  Please include the specifics of each transaction such as the date, the remuneration paid for the securities, and the material terms of the transaction.

Response:

The Company confirms that none of the selling shareholders acquired the shares or the rights to the shares that they are seeking to register within the past three years.

2.                                      Further, please confirm, if true, that there are no registered broker-dealers or affiliates of a registered broker-dealer among the selling shareholders.

Response:

The Company confirms that there are no registered broker-dealers or affiliates of a registered broker dealer among the selling shareholders.

3.                                      Please identify the natural persons who exercise voting and/or dispositive power over the shares being offered for resale by Lifepath, Inc.  Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Response:

The Company has revised the disclosure on page 8 of Amendment No. 1 to identify natural persons who may be deemed to have voting or investment power over the shares being offered for resale by Lifepath, Inc.

Plan of Distribution, page 9

4.                                      You note that the selling shareholders may engage in short sales of your common stock.  Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.

Response:

The Company confirms that it is aware of Corporation Finance Telephone Interpretation A.65.

Incorporation of Certain Documents by Reference, Page 10

5.                                      We note that you have incorporated your Form 10-K for the fiscal year ended September 30, 2006 into the registration statement.  This Form 10-K has incorporated its Part III information from the definitive proxy soliciting materials, which will be filed within 120 days from the end of the fiscal year.  Please note that since your definitive proxy materials have not been filed, we will not be able to accelerate your registration until such material has been filed.  (Alternatively, an amended From 10-K may be filed that includes the Part III information.) Please see Telephone Interp. H.6 in the July 1997 Manual of Publicly Available Telephone Interpretations.

Response:

The Company filed its definitive proxy soliciting materials on February 5, 2007.

Part II
Item 16.  Exhibits
Exhibit 5.1.  Form of Opinion of Dechert LLP

6.                                      You have filed a form of opinion.  Please file a completed and properly signed opinion of counsel regarding the legality of the shares to be sold.

Response:

The Company has filed a completed and properly signed opinion of counsel regarding the legality of the shares to be sold as Exhibit 5.1 to Amendment No. 1.

Form 10-K
Item 9A. Controls and Procedures, page 46

7.                                      In future filings, please revise the disclosure in the final sentence of the first paragraph to use the complete definition specified in Rule 13a-15(e) of the Securities Exchange Act of 1934 or cite the Rule itself.  Confirm, if true, that for purposes of this filing the information required to be disclosed was accumulated and communicated to the appropriate persons to allow timely decisions regarding required disclosure.

Response:

The Company confirms that, for purposes of its Report  on Form 10-K for the Fiscal Year Ended September 30, 2006, its disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Company has provided disclosure regarding Controls and Procedures on page 14 of its Quarterly Report on Form 10-Q for the Period Ended December 31, 2006 filed on February 9, 2007 that clarifies that its disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the appropriate persons to allow timely decisions regarding required disclosure, and will continue to use the complete definition specified in Rule 13a-15(e) in future filings or will cite the Rule itself.

If you have any questions, please feel free to contact Henry N. Nassau at 215.994.2138 or the undersigned at 215.994.2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

Stephen M. Leitzell, Esq.

cc:                                 Geoffrey S. M. Hedrick

James J. Reilly

Henry N. Nassau, Esq.